EXHIBIT 99.1

Precision Drilling Corporation Announces 2022 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 28, 2022 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces 2022 first quarter financial results:

  Revenue of $351 million, an increase of 49% compared with the first quarter of 2021, supported by U.S. and Canadian drilling activity growth of 56% and 48%, respectively.
  Day rates increased in the U.S. and Canada by 10% and 15%, respectively, as compared with the first quarter of 2021.
  Strengthened our contract book with year-to-date additions of 27 term contracts.
  Awarded five-year contract extensions for all three active rigs in the Kingdom of Saudi Arabia.
  Achieved a record number of total paid AlphaAutomation™, AlphaApps™ and AlphaAnalytics™ days during the quarter, eclipsing the previous mark by more than 7%.
  Deployed our second EverGreen™ Battery Energy Storage System with four additional deployments scheduled in 2022.
  Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of $37 million which included share-based compensation charges of $48 million resulting primarily from our 107% increase in share price from the end of 2021.
  Net loss of $44 million or $3.25 per share compared with a net loss of $36 million or $2.70 per share in 2021.
  Cash used in operations of $65 million and generated $30 million of funds from operations (see “FINANCIAL MEASURES AND RATIOS”).
  Ended the quarter with more than $430 million of available liquidity.
  Increased our capital spending plan to $125 million in response to higher demand and customer contracted rig upgrades.

Precision’s President and CEO Kevin Neveu stated:

“Precision’s first quarter revenue of $351 million exceeded expectations, increasing 49% year-over-year and 19% sequentially from the fourth quarter of 2021. Customer demand for our services in both the U.S. and Canada continues to grow with U.S. activity up 10% sequentially and Canadian winter activity matching 2018 levels. All indications point to the current market momentum continuing through 2022, driven by strong energy supply-demand fundamentals that have taken shape in the early post-pandemic recovery. As a result of our improving outlook, we are increasing our 2022 capital spending plan to $125 million in anticipation of higher activity and additional contracted rig upgrades.”

“Precision’s first quarter Adjusted EBITDA of $37 million (includes $48 million of share-based compensation expense) compares to fourth quarter 2021 Adjusted EBITDA of $64 million (includes $6 million of share-based compensation expense) and the sequential results demonstrate improving field-level profitability. Pricing increases over the past several quarters have largely offset impacts of labor and supply chain inflation and we foresee additional pricing increases throughout the year combined with the continuation of cost savings measures implemented in 2020 resulting in a further expansion of margins. The Precision team remains fully committed to delivering on our 2022 strategic priorities, which include scaling our Alpha™ and EverGreen™ technologies, leveraging our scale to grow free cash flow and improving our balance sheet and shareholder returns.”

“Currently, we have 55 active rigs running in the U.S., an increase of 12% from the start of the year and 38% from a year ago. We expect activity to continue trending upwards throughout the year. Leading-edge day rates experienced a step change during the first quarter, now firmly over $30,000 per day as the tight supply of high-spec rigs has become apparent to all industry participants. Responding to this improved market, we have signed 19 term contracts since early February.”

“In Canada, we peaked at 72 active rigs during the first quarter and recorded a 48% increase in average activity over Q1 2021. Currently, we are running 33 rigs compared to 20 rigs this time last year, continuing the first quarter momentum, and we expect third quarter activity to exceed first quarter activity as our customers take advantage of strong commodity fundamentals.”

“Internationally, we have been notified of five-year contract extensions for all three of our rigs in the Kingdom of Saudi Arabia and are participating in an upcoming tender in Kuwait, where we are bidding three of our idle AC Super Triple rigs currently in country. We see activity increasing in the region and are actively marketing our four remaining idle rigs to address regional opportunities.”

“We have installed three AlphaAutomation™ systems year-to-date, bringing our total to 50 Alpha™ rigs, or approximately 50% of our North American Super Triple fleet and see a clear path to all our Super Triple rigs converted to Alpha™ within the next two years. Our Alpha™ technology offering provides excellent customer value by reducing total well cost and mitigating operational risk resulting in customer retention of nearly 100%. We continue to develop our portfolio of EverGreen™ suite of environmental solutions, offering customers multiple combinations of emission-reduction solutions, such as our recently deployed Battery Energy Storage System and Emissions Monitoring System. Both Alpha™ and EverGreen™ are driving revenue growth and establishing a sustainable competitive advantage for Precision.”

“In the second quarter we will be mobilizing an EverGreen™ grid-powered Super Triple rig to drill an exploratory geothermal well on Cornell University’s Ithaca campus as part of Cornell’s Earth Source Heat project. Utilizing direct grid power will significantly decrease rig emissions and mitigate noise in an environmentally sensitive area, key requirements for the project. Precision is thrilled to be selected as the drilling contractor for this important geothermal project and we commend Cornell University for their goal of carbon neutrality.”

“Our capital allocation framework remains in place, paying down $400 million of debt by 2025 and allocating 10% to 20% of free cash flow before principal payments directly to shareholders and reaching a Net Debt to Adjusted EBITDA level of below 1.5 times. During the first quarter we utilized cash flow from the business to invest in our fleet, furthering Alpha™ and EverGreen™ expansion, upgrading rigs with term contracts at attractive returns and securing long-lead items to mitigate supply chain disruption. We expect to release cash from working capital as the Canadian winter drilling season unwinds and use additional operating cash flows toward our capital allocation plan for the remainder of the year.”

“The Precision team has capitalized on the opportunity to meet higher demand for our services and addressed several growth-related operational challenges in the current dynamic marketplace. Our business is highly labor intensive, and we have met the need for people by recruiting and training quality individuals to join our highly-skilled crews who safely operate our Super Series rig fleet. Finally, we have actively managed our supply chain through bulk purchase orders and longer-term pricing and supply arrangements, mitigating many market-based supply chain issues. At present, we believe we are fully capable of satisfying the labor and equipment needs necessary to address growing customer demand throughout 2022. I would like to thank all the people of Precision on superb work meeting these challenges,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	% Change
Revenue	351,339	236,473	48.6
Adjusted EBITDA(1)	36,855	54,539	(32.4)
Net loss	(43,844)	(36,106)	21.4
Cash provided by (used in) operations	(65,294)	15,422	(523.4)
Funds provided by operations(1)	29,955	43,430	(31.0)

Cash used in investing activities	30,343	9,914	206.1
Capital spending by spend category(1)
Expansion and upgrade	9,615	3,437	179.7
Maintenance and infrastructure	26,787	4,999	435.8
Proceeds on sale	(2,847)	(3,324)	(14.4)
Net capital spending(1)	33,555	5,112	556.4

Net loss per share:
Basic	(3.25)	(2.70)	20.5
Diluted	(3.25)	(2.70)	20.5

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2022	2021	% Change
Contract drilling rig fleet	227	227	-
Drilling rig utilization days:
U.S.	4,590	2,951	55.5
Canada	5,653	3,818	48.1
International	540	540	-
Revenue per utilization day:
U.S. (US$)	24,299	22,133	9.8
Canada (Cdn$)	24,263	21,131	14.8
International (US$)	50,235	52,744	(4.8)
Operating cost per utilization day:
U.S. (US$)	18,370	15,106	21.6
Canada (Cdn$)	15,398	13,025	18.2

Service rig fleet	123	123	-
Service rig operating hours	38,265	34,903	9.6

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2022	December 31, 2021
Working capital(1)	162,748	81,637
Cash	24,102	40,588
Long-term debt	1,174,462	1,106,794
Total long-term financial liabilities	1,257,447	1,185,858
Total assets	2,692,884	2,661,752
Long-term debt to long-term debt plus equity ratio (1)	0.50	0.47

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended March 31, 2022:

  Revenue for the first quarter was $351 million, 49% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days increased by 56% in the U.S. and 48% in Canada and well service activity increased 10% as compared with the first quarter of 2021.
  Adjusted EBITDA for the quarter was $37 million, $18 million lower than 2021 mainly due to higher share-based compensation charges. Share-based compensation charges for the quarter were $48 million, $37 million higher than in 2021. The increase was primarily due to our higher share price which rose by 107% from the end of 2021. Please refer to “Other Items” later in this news release for additional information on our share-based compensation charges.
  General and administrative expenses this quarter were $56 million, $34 million higher than in 2021 due to higher share-based compensation charges and lower CEWS program assistance.
  Net finance charges for the quarter were $21 million, $2 million lower than in 2021, primarily due to reduced interest expense from lower debt levels and average cost of borrowings.
  In the U.S., revenue per utilization day for the quarter increased to US$24,299 compared with US$22,133 in 2021. The increase was primarily the result of higher day rates, Alpha™ activity and turnkey activity. During the first quarter, we recognized revenue from turnkey projects of US$12 million compared with US$5 million in 2021. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling increased approximately US$1,200 primarily due to higher day rates and Alpha™ activity. Our first quarter operating costs on a per day basis increased to US$18,370, compared with US$15,106 in 2021 due to higher rig operating expenses, repairs and maintenance and turnkey activity, partially offset by the impact of fixed costs being spread over higher activity. Our higher rig operating expenses in 2022 were primarily attributable to higher field wages and larger crew sizes. During the second and fourth quarters of 2021, we implemented field wage increases. In anticipation of increased activity in 2022, we strategically staffed active rigs with larger crews to ensure we have a sufficient number of crew personnel that are trained and available to meet customer demand. Sequentially, excluding the impact of turnkey activity, our operating costs per day increased approximately US$1,180 due primarily to the strategic use of larger crew sizes.
  In Canada, average revenue per utilization day for contract drilling for the quarter was $24,263 compared with $21,131 in 2021. Average operating costs per utilization day for the quarter increased to $15,398 compared with $13,025 in 2021. The increase was mainly due to industry-wide wage increases that were enacted in the latter half of 2021 and lower CEWS program assistance.
  During the quarter, we did not recognize any CEWS program assistance as compared with $9 million in 2021. In 2021, CEWS program assistance was presented as offsets to operating and general and administrative costs of $8 million and $1 million, respectively.
  We realized first quarter revenue from international contract drilling of US$27 million as compared with US$28 million in 2021. The lower revenue in 2022 was primarily due to lower day rates as average revenue per utilization day for the quarter was US$50,235, 5% lower than 2021 due to the expiration of drilling contracts.
  For the first quarter, cash used in operations was $65 million compared with cash provided by operations of $15 million in 2021. We generated $30 million of funds from operations during the quarter as compared with $43 million in 2021. Our increased activity, higher share-based compensation and debt interest payments contributed to lower cash generation for the current quarter.
  Capital expenditures were $36 million as compared with $8 million in 2021. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $10 million for expansion and upgrades and $27 million for the maintenance of existing assets and infrastructure.
  During the first quarter of 2022, we borrowed $80 million on our Senior Credit Facility to meet the seasonal cash demands of our business.
  We settled a portion our Executive Performance Share Units (PSU) through the issuance of 263,900 common shares and issued an additional 21,370 common shares from the exercise of share options.

STRATEGY

Precision’s strategic priorities for 2022 are as follows:

  Grow revenue through scaling Alpha™ technologies and EverGreen™ suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives – We exited the quarter with 50 AC Super Triple Alpha™ rigs equipped with our AlphaAutomation™ platform and 16 commercialized AlphaApps™. As compared with 2021, our first quarter paid days for AlphaAutomation™, AlphaApps™ and AlphaAnalytics™ increased 76%, 210% and 83%, respectively, from further uptake of customers fully utilizing our suite of Alpha™ technologies. During the quarter, we deployed our second EverGreen™ Battery Energy Storage System (BESS) with three additional contracted deployments scheduled for the second quarter and one in the third quarter. Customer interest in BESS continues to grow and we anticipate additional deployments this year continuing into 2023. We currently have seven active Integrated Power & Emissions Monitoring Systems with three additional systems expected to be deployed later this year. Our monitoring system provides a real-time wellsite Greenhouse Gas (GHG) footprint and insights into the correlation between power demand, fuel consumption and resulting GHG emissions throughout the well construction process. During the quarter, we installed LED lighting at our Nisku Drilling Support Centre (DSC). The project was completed with partial funding coming from the Emissions Reduction Alberta’s ‘Energy Savings for Business’ program and is expected to reduce our Scope 2 emissions at the Nisku DSC by 20%.
  Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound – In the U.S., we had a first quarter average active rig count of 51, 56% higher than in 2021. In Canada, our first quarter activity peaked at 72 active rigs and averaged 63 active rigs for the quarter, a 48% increase from 2021. Despite industry-wide inflationary pressures, our first quarter daily operating margins (average revenue less operating costs per utilization day) in our North American contract drilling business improved as compared with the fourth quarter of 2021. Our first quarter daily operating margin in the U.S. was $5,929, slightly up from the fourth quarter of 2021 while our Canadian daily operating margin increased 11% to $8,865. Our daily operating margins were secured by our strengthening day rates and disciplined supply chain management. With the tightening of available Super Series rigs, pricing increases are expected to continue in the U.S. and Canada.
  Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders – In the first quarter of 2022, cash used in operations was $65 million due primarily to the build-up of working capital from the seasonal cash demands of our business, annual share-based compensation payments and $38 million of interest payments. Our reinvestment into our drilling fleet included $36 million of capital expenditures and we generated $3 million of cash proceeds from the divestiture of non-core assets. During the quarter, we drew $80 million on our Senior Credit Facility to help fund the cash requirements of our business. We expect to repay the majority of our first quarter borrowings by the end of the second quarter and progress further debt reduction by the end of the year with a $75 million debt reduction target and a longer-term goal of Net Debt to Adjusted EBITDA less than 1.5 times. We ended the quarter with a cash balance of $24 million, US$182 million drawn on our US$500 million Senior Credit Facility and over $430 million of available liquidity.

OUTLOOK

The return of global energy demand against the backdrop of a multi-year period of upstream oil and natural gas underinvestment and imposed sanctions on Russian oil exports have resulted in higher commodity prices, providing a promising outlook for the oilfield services industry. At current commodity price levels, we anticipate higher demand for our services and improved fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years.

With the expected rise in North American industry activity in 2022, we anticipate further tightness in the high specification rig market with customers seeking term contracts to secure rigs and ensure fulfilment of their development programs. Accordingly, the tightening of available high specification rigs is expected to drive higher day rates and necessitate customer funded rig upgrades.

Interest in our EverGreen™ suite of environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing suite of Alpha™ technologies paired with our EverGreen™ suite of environmental solutions to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint.

The Government of Canada’s $1.7 billion well site abandonment and rehabilitation program continues to bolster industry activity levels. During the first quarter of 2022, our abandonment activity remained strong, and we expect this to continue through to the end of the program in 2022.

Contracts

Year-to-date in 2022, we have entered into 27 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 27, 2022. For those quarters ending after March 31, 2022, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 27, 2022:
U.S.	21	24	22	24	27	28	26	21
Canada	6	6	7	7	6	7	8	7
International	6	6	6	6	6	6	6	5
Total	33	36	35	37	39	41	40	33

The following chart outlines the average number of drilling rigs that we had under contract for 2021 and the average number of rigs we have under contract as of April 27, 2022.

	Average for the year ended
	2021	2022
Average rigs under term contract as of April 27, 2022:
U.S.	23	26
Canada	7	7
International	6	6
Total	36	39

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	33	39	41	45	51
Canada	42	27	51	52	63
International	6	6	6	6	6
Total	81	72	98	103	120

According to industry sources, as of April 27, 2022, the U.S. active land drilling rig count has increased 60% from the same point last year while the Canadian active land drilling rig count has increased by 84%. To date in 2022, approximately 80% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 76% for the U.S. and 52% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

During the quarter, we increased our capital spending plan to reflect higher maintenance capital from our increasing activity, strategic purchase of drill pipe and customer funded rig upgrades. Capital spending in 2022 is expected to be $125 million and by spend category includes $72 million for sustaining, infrastructure and intangibles and $53 million for expansion and upgrades. We expect that the $125 million will be split $113 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment and $1 million to the Corporate segment. At March 31, 2022, Precision had capital commitments of $135 million with payments expected through 2024.

Our debt reduction plans continue with the goal of repaying over $400 million of debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio (See “FINANCIAL MEASURES AND RATIOS”) of below 1.5 times. At the end of 2025, we expect to have reduced debt by well over $1 billion since 2018. In addition to our debt reduction target through 2025, we plan to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021	% Change
Revenue:
Contract Drilling Services	314,145	204,819	53.4
Completion and Production Services	38,238	32,544	17.5
Inter-segment eliminations	(1,044)	(890)	17.3
	351,339	236,473	48.6
Adjusted EBITDA:(1)
Contract Drilling Services	71,174	60,031	18.6
Completion and Production Services	6,539	7,802	(16.2)
Corporate and Other	(40,858)	(13,294)	207.3
	36,855	54,539	(32.4)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change
Revenue	314,145	204,819	53.4
Expenses:
Operating	230,051	138,121	66.6
General and administrative	12,920	6,667	93.8
Adjusted EBITDA(1)	71,174	60,031	18.6
Adjusted EBITDA as a percentage of revenue(1)	22.7%	29.3%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change
Revenue	38,238	32,544	17.5
Expenses:
Operating	29,967	23,390	28.1
General and administrative	1,732	1,352	28.1
Adjusted EBITDA(1)	6,539	7,802	(16.2)
Adjusted EBITDA as a percentage of revenue(1)	17.1%	24.0%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-
Service rig operating hours	38,265	34,903	9.6
Service rig operating hour utilization	46%	32%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $41 million as compared with $13 million in the first quarter of 2021. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs from our increased share price and lower CEWS program assistance. During the quarter, we did not recognize any CEWS program assistance as compared with $1 million in 2021.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2021 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Cash settled share-based incentive plans	47,211	9,868
Equity settled share-based incentive plans:
Executive PSU	407	773
Share option plan	20	131
Total share-based incentive compensation plan expense	47,638	10,772

Allocated:
Operating	10,920	2,264
General and Administrative	36,718	8,508
	47,638	10,772

Cash settled share-based compensation expense for the quarter was $47 million as compared with $10 million in 2021. The higher expense in 2022 was primarily due to the strengthening of our share price which increased by 107% over the first quarter. Our equity settled share-based compensation expense for the first quarter of 2022 decreased to $0.4 million as our Executive PSUs and share options fully vested early in the quarter.

As of March 31, 2021, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$182 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$19 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At March 31, 2022, we had $1,193 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,126 million at December 31, 2021.

The current blended cash interest cost of our debt is approximately 6.3%.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amend the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 2.0:1 for the period ending March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter. During the Covenant Relief Period, our distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1. We also have the option to voluntarily terminate the Covenant Relief Period prior September 30, 2022.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

At March 31, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	1.11
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.73
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.73

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended March 31,
(Stated in thousands)	2022	2021
Weighted average shares outstanding – basic	13,479	13,349
Effect of stock options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	13,479	13,349

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2021			2022
Quarters ended	June 30	September 30	December 31	March 31
Revenue	201,359	253,813	295,202	351,339
Adjusted EBITDA(1)	28,944	45,408	63,881	36,855
Net loss	(75,912)	(38,032)	(27,336)	(43,844)
Net loss per basic and diluted share	(5.71)	(2.86)	(2.05)	(3.25)
Funds provided by operations(1)	12,607	33,525	62,681	29,955
Cash provided by (used in) operations	42,219	21,871	59,713	(65,294)

(Stated in thousands of Canadian dollars, except per share amounts)	2020			2021
Quarters ended	June 30	September 30	December 31	March 31
Revenue	189,759	164,822	201,688	236,473
Adjusted EBITDA(1)	58,465	47,771	55,263	54,539
Net loss	(48,867)	(28,476)	(37,518)	(36,106)
Net loss per basic and diluted share	(3.56)	(2.08)	(2.74)	(2.70)
Funds provided by operations(1)	26,639	27,489	35,282	43,430
Cash provided by operations	104,478	41,950	4,737	15,422

(1)   See “FINANCIAL MEASURES AND RATIOS.”

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Loss and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).
Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.
Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Capital spending by spend category
Expansion and upgrade	9,615	3,437
Maintenance and infrastructure	26,787	4,999
	36,402	8,436
Proceeds on sale of property, plant and equipment	(2,847)	(3,324)
Net capital spending	33,555	5,112
Changes in non-cash working capital balances	(3,212)	4,802
Cash used in investing activities	30,343	9,914

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At March 31,	At December 31,
(Stated in thousands of Canadian dollars)	2022	2021
Current assets	392,943	319,757
Current liabilities	230,195	238,120
Working capital	162,748	81,637

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2022;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2022;
  anticipated activity levels in 2022;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2022;
  customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$24,102	$40,588
Accounts receivable	344,160	255,740
Inventory	24,681	23,429
Total current assets	392,943	319,757
Non-current assets:
Deferred tax assets	867	867
Right-of-use assets	50,879	51,440
Property, plant and equipment	2,212,492	2,258,391
Intangibles	22,752	23,915
Investments and other assets	12,951	7,382
Total non-current assets	2,299,941	2,341,995
Total assets	$2,692,884	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,587	$224,123
Income taxes payable	1,489	839
Current portion of lease obligations	10,905	10,935
Current portion of long-term debt	2,214	2,223
Total current liabilities	230,195	238,120

Non-current liabilities:
Share-based compensation	31,251	26,728
Provisions and other	6,439	6,513
Lease obligations	45,295	45,823
Long-term debt	1,174,462	1,106,794
Deferred tax liabilities	11,828	12,219
Total non-current liabilities	1,269,275	1,198,077
Shareholders’ equity:
Shareholders’ capital	2,297,497	2,281,444
Contributed surplus	76,164	76,311
Deficit	(1,310,824)	(1,266,980)
Accumulated other comprehensive income	130,577	134,780
Total shareholders’ equity	1,193,414	1,225,555
Total liabilities and shareholders’ equity	$2,692,884	$2,661,752

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021

Revenue	$351,339	$236,473
Expenses:
Operating	258,974	160,621
General and administrative	55,510	21,313
Earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	36,855	54,539
Depreciation and amortization	68,457	72,013
Gain on asset disposals	(3,114)	(2,059)
Foreign exchange	(518)	(64)
Finance charges	20,730	22,446
Gain on investments and other assets	(5,569)	—
Loss before income taxes	(43,131)	(37,797)
Income taxes:
Current	970	784
Deferred	(257)	(2,475)
	713	(1,691)
Net loss	$(43,844)	$(36,106)
Net loss per share:
Basic	$(3.25)	$(2.70)
Diluted	$(3.25)	$(2.70)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Net loss	$(43,844)	$(36,106)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(16,971)	(20,998)
Foreign exchange gain on net investment hedge with U.S. denominated debt	12,768	15,909
Tax expense related to net investment hedge of long-term debt	—	285
Comprehensive loss	$(48,047)	$(40,910)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Cash provided by (used in):
Operations:
Net loss	$(43,844)	$(36,106)
Adjustments for:
Long-term compensation plans	31,212	7,148
Depreciation and amortization	68,457	72,013
Gain on asset disposals	(3,114)	(2,059)
Foreign exchange	(271)	558
Finance charges	20,730	22,446
Income taxes	713	(1,691)
Other	—	3
Gain on investments and other assets	(5,569)	—
Income taxes paid	(227)	(161)
Interest paid	(38,161)	(18,766)
Interest received	29	45
Funds provided by operations	29,955	43,430
Changes in non-cash working capital balances	(95,249)	(28,008)
	(65,294)	15,422
Investments:
Purchase of property, plant and equipment	(36,402)	(8,436)
Proceeds on sale of property, plant and equipment	2,847	3,324
Changes in non-cash working capital balances	3,212	(4,802)
	(30,343)	(9,914)
Financing:
Issuance of long-term debt	88,124	20,000
Repayments of long-term debt	(8,190)	(49,425)
Repurchase of share capital	—	(4,294)
Issuance of common shares on the exercise of options	1,396	—
Debt issuance costs	—	(244)
Lease payments	(1,567)	(1,621)
	79,763	(35,584)
Effect of exchange rate changes on cash	(612)	(865)
Increase (decrease) in cash	(16,486)	(30,941)
Cash, beginning of period	40,588	108,772
Cash, end of period	$24,102	$77,831

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(43,844)	(43,844)
Other comprehensive loss for the period	—	—	(4,203)	—	(4,203)
Share options exercised	1,970	(574)	—	—	1,396
Settlement of Executive Performance Share Units	14,083	—	—	—	14,083
Share-based compensation reclassification	—	(219)	—	—	(219)
Share-based compensation expense	—	646	—	—	646
Balance at March 31, 2022	$2,297,497	$76,164	$130,577	$(1,310,824)	$1,193,414

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(36,106)	(36,106)
Other comprehensive loss for the period	—	—	(4,804)	—	(4,804)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,455)	—	—	(1,455)
Share-based compensation expense	—	2,359	—	—	2,359
Balance at March 31, 2021	$2,281,444	$73,819	$132,777	$(1,125,700)	$1,362,340

FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 28, 2022.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until May 2, 2022 by dialing 855-859-2056 or 404-537-3406, passcode 8139367.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com